FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: February 4, 2016

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.

( Exact name of Registrant as specified in its charter)

26 Chin Third Road

Nantze Export Processing Zone

 Kaoshiung, Taiwan

 Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 4, 2016	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Investor Relations Contact:

Iris Wu, Manager

irissh_wu@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

February 4, 2016

ASE extends tender offers for SPIL

Taipei, Taiwan, R.O.C., February 4, 2016 — In connection with the offer to purchase, for cash, up to 770,000,000 common shares (“Common Shares”) of Siliconware Precision Industries Co., Ltd. (“SPIL”), including those represented by American depositary shares (“ADSs”) by Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“ASE” or “we” ), through concurrent tender offers in the United States (the “U.S. Offer”) and in the Republic of China (the “ROC Offer”), ASE announced today that it has extended the U.S. Offer until 1:30 a.m., New York City time, on March 17, 2016 (unless the U.S. Offer is further extended) and it has extended the ROC Offer until 3:30 p.m. Taipei Time, on March 17, 2016. The U.S. Offer had previously been scheduled to expire at 1:30 a.m. New York City time, on February 16, 2016 and the ROC Offer had previously been scheduled to expire at 3:30 p.m. Taipei Time, on February 16, 2016.

As of the close of business, New York City time, on February 3, 2016, approximately 89,774,676 Common Shares, including those represented by ADSs, which represents approximately 2.9% of the issued and outstanding share capital of SPIL, had been validly tendered and not withdrawn.

All of the other terms and conditions of the tender offers remain unchanged. The tender offers are conditioned upon (i) there being validly tendered in accordance with the terms of the ROC Offer, and not withdrawn prior to the expiration of the ROC Offer, 155,818,056 Common Shares, not including those tendered into the U.S. Offer or those represented by ADSs (representing approximately least 5% of the issued and outstanding share capital of SPIL) and (ii) the receipt of antitrust approval from the Taiwan Fair Trade Commission. Upon the satisfaction of the aforementioned two conditions, ASE will purchase the 770,000,000 Common Shares at NT$55 per Common Share and NT$275 per ADS cash consideration payable in the tender offers in accordance with the relevant laws and regulations. ASE submitted the antitrust filing for the tender offers to the Taiwan Fair Trade Commission on December 25, 2015, and has received the notification from the Taiwan Fair Trade Commission stating: “With respect to the filing of the merger of enterprises between Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industry Co., Ltd., the Fair Trade Commission has accepted the application on February 2, 2016. Unless the Commission shortens or extends the review period, prohibits the proposed transaction or decides not to exercise its jurisdiction in writing, the participating parties may proceed with the merger on or after March 3, 2016”. Based on the above, ASE reasonably expects that the Taiwan Fair Trade Commission will permit ASE to engage in a combination with SPIL as early as March 3, 2016.

Advanced Semiconductor Engineering, Inc.

We urge holders of SPIL shareholders who would like to participate in the tender offers to tender your Common Shares or ADSs as soon as possible before the relevant expiration date.

If you have any questions regarding the ROC Offer, please contact the ROC Offer tender agent, KGI Securities Co. Ltd., at the tender offer hotline: +886-2-2389-2999 (securities agency department), or visit KGI Securities Co. Ltd.’s website: http://www.kgiworld.com.tw/.

If you have any questions regarding the U.S. Offer, please contact the information agent for the U.S. Offer, MacKenzie Partners, Inc., at +1 (800) 322-2885 (toll-free) (for holders in the U.S. and Canada) or +1 (212) 929-5500 (call collect) (for holders in other countries), to obtain free of charge the tender offer statement and related materials.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, results could be materially adversely affected. The risks and uncertainties include, but are not limited to: the risk that the recently announced tender offer to acquire Common Shares or ADSs of SPIL may not be consummated, or may not be consummated in a timely manner; uncertainties as to how many holders of common shares and ADSs will tender their common shares and ADSs and whether the purchase of common shares and ADSs could adversely affect the liquidity and market value of the remaining common shares and ADSs held by the public; the possibility that competing offers will be made; the risk that shareholder litigation in connection with the tender offer may result in significant costs of defense, indemnification and liability; the possible effects of disruption on ASE’s business, including increased costs and diversion of management time and resources, making it more difficult to maintain relationships with employees, customers, vendors and other business partners; and other risks and uncertainties detailed from time to time in ASE’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent Annual Report on Form 20-F.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute either an offer to purchase or a solicitation of an offer to sell securities of SPIL. ASE filed a tender offer statement on Schedule TO with the SEC on December 29, 2015 (as from time to time amended and supplemented, the “Schedule TO”). The offer to purchase common shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended, which defines a U.S. holder as “any security holder resident in the United States”) and ADSs is only being made pursuant to the offer to purchase, the ADS letter of transmittal, the common share form of acceptance and related materials filed with the SEC by ASE as a part of its Schedule TO. Investors and security holders are urged to read the Schedule TO (including the offer to purchase, the ADS letter of transmittal, the common share form of acceptance and related materials), as it may be amended from time to time, because it contains important information about the tender offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the U.S. Information Agent for the US Offer, at +1 (800) 322-2885 (toll-free) (for holders in the U.S. and Canada) or +1 (212) 929-5500 (call collect) (for holders in other countries). Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.

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